

Mail Stop 3030

September 29, 2009

<u>Via U.S. Mail and Facsimile</u>

Mr. Claude Diedrick
President, Chief Executive Officer, and Chief Financial Officer
Quadra Projects Inc.
6130 Elton Avenue
Las Vegas, NV 89107

> **Re: Quadra Projects, Inc.**
> **Form 10-K for the Year Ended November 30, 2008**
> **Filed March 4, 2009**
> **File No. 000-53156**

Dear Mr. Diedrick:

We have reviewed your amendment filed September 14, 2009 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 30, 2008

Item 8. Financial Statements and Supplementary Data, page 21

Report of Independent Registered Public Accounting Firm, page 22

1.   We note that your auditor has not modified its original report to include an explanatory paragraph referencing the restatement nor has it modified the date of the report and as such, the report is dated prior to the date the company identified and corrected the errors in the financial statements. Please have your auditor tell us how it has considered paragraphs 9 and 10 of PCAOB Auditing Standard No. 6.

Item 9A(T). Controls and Procedures, page 35

2.   In light of the restatements disclosed in Note 3 on page 29, disclose in reasonable detail the basis for your officers' conclusions that the company's disclosure controls and procedures continue to be effective as of the end of the period covered by the report.

3.   We note your revised disclosures that management concluded that internal controls over financial reporting were not effective as of November 30, 2008. Please tell us and revise future filings, including any amendments to this filing, to disclose whether you have any material weaknesses. In this regard disclose the following:

- a description of the material weaknesses;

- the specific steps that the company has taken, if any, to remediate the material weaknesses;

- whether the company believes that the material weaknesses still exist at the end of the period covered by the report; and

- when the material weakness was identified, by whom it was identified and when the material weakness first began.

Mr. Claude Diedrick
Quadra Projects Inc.
September 29, 2009
Page 3

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief